

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   July 31, 2008

James F. Roberts
Chief Executive Officer and Chairman
Foundation Coal Holdings, Inc.
Foundation Coal Corporation
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090

> **Re:** **Foundation Coal Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed May 9, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed April 8, 2008**
> **File No. 1-32331**
>
> **Foundation Coal Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 19, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 333-120979-49**

Dear Mr. Roberts:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendments we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout each document and among your documents, as applicable. For example, we might comment on one section or example in a document, but our silence on similar or related disclosure elsewhere in the same document, or in a different document, does not relieve you of the need to make similar revisions elsewhere as appropriate.

Foundation Coal Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2007

Foundation Coal Corporation
Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis (page 72 for Holdings and page 59 for Foundation Coal)

General

2. Add a brief discussion of the reasons for the price disparity between your Powder River Basin coal and Appalachian coal.

Foundation Coal Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2007

Liquidity and Capital Resources

Liquidity and Long-Term Debt, page 78

3. We note your statement that your liquidity requirements will be significant due to debt service requirements and projected capital expenditures. Please expand the discussion of your liquidity to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity, including a description of your planned material capital expenditures and an estimate of the amount of such expenditures.

Foundation Coal Holdings, Inc.
Form 10-Q for the quarter ended March 31, 2008

Foundation Coal Corporation
Form 10-Q for the quarter ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

4.   We note the increases in your costs and expenses for the quarter ended March 31, 2008 and its impact on net income. Expand your discussion to include any known trends that are reasonably likely to impact your costs and expenses in the future.

Foundation Coal Holdings, Inc.

Proxy Statement on Schedule 14A

General

5.   Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Executive Officers, page 25

6.   Revise the biographical sketch you provide for each individual to specify precisely when he began serving in his current position. You currently begin the sketches by merely stating, "Prior to his current position…." Also ensure that there are no gaps or ambiguities with regard to time during the required five-year period. This comment also applies to the disclosure that appears at page 6 under "Nominees for directors."

Executive Compensation and Related Information

Compensation Discussion and Analysis

Elements of Compensation

Base Salary, page 31

7.   With regard to actual compensation paid for 2007, disclose the actual percentiles that the compensation for each named executive officer represented in each case.

Annual Incentive Plan

2007 Incentive Payments, page 32

8. We note your discussion of individual performance targets for the named executive officers that address the key result areas of finance, internal process, customer quality and learning and development. Specify the actual individual performance targets or goals for each named executive officer that you consider in determining incentive awards.

9. We note the committee's exercise of discretion relative to EBITDA in determining company performance. State whether the committee has used it discretion in the past to increase payouts, or conversely, to decrease them.

Compensation of the Chief Executive Officer, page 34

10. Specify the actual individual performance targets or goals for Mr. Roberts that you considered in determining his incentive award.

Potential Post Employment Payments, page 40

11. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the change in control agreements for each named executive officer. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Levy at (202) 551-3292 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Levy
      T. Levenberg